THE TOPPS COMPANY, INC.
One Whitehall Street
New York, NY 10004

June 12, 2006

Michael Pressman, Esq.
Special Counsel
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Topps Company, Inc. (the ‘‘Company’’) PREC 14A filed May 11, 2006 File No. 0-15817

Dear Mr. Pressman:

This letter is in response to your letter dated May 19, 2006, to Holly Youngwood of Willkie Farr & Gallagher LLP, transmitting comments on the Topps Company, Inc.’s Preliminary Proxy Statement filed on May 11, 2006. The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments at (212) 376-0466.

Sincerely,

/s/ Catherine K. Jessup

Catherine K. Jessup